PricewaterhouseCoopers LLP
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June 28, 2004

The Various Securities Regulatory Authorities of the Provinces of Canada

Dear Sirs

We refer to the short form prospectus of Provident Energy Trust (the "Trust") dated June 28, 2004 relating to the sale and issue of 12,100,000 Trust Units and $50,000,000 of Convertible Unsecured Subordinated Debentures.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus of our report dated March 5, 2004, to the shareholders of Olympia Energy Inc. on the following financial statements:

  Consolidated balance sheets as at December 31, 2003 and December 21, 2002;
  Consolidated statements of earnings and retained earnings and cash flows for the years then ended.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Chartered Accountants
Calgary, Alberta

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